SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Virginia Savings Bancorp, Inc.

(Name of Issuer)

Samuel J. Baggarly	W. Michael Funk	Noel F. Pilon
Kent E. Coons	J. William Gilliam	Arnold M. Williams, Sr.
Webb R. Davis	Francis D. Hall	David L. Wines

(Name of Persons Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

928086 10 7

(CUSIP Number of Class of Securities)

Noel F. Pilon

Senior Vice President and Chief Financial Officer

Virginia Savings Bancorp, Inc.

600 Commerce Avenue

Front Royal, Virginia 22630

(540) 635-4137

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of persons filing statement)

Copy to:

Christopher J. Lange, Esq.

Scott H. Richter, Esq.

LeClairRyan, A Professional Corporation

951 East Byrd Street

Richmond, Virginia 23219

(804) 783-2003

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee:

Transaction Valuation:	Amount of Filing Fee (1):
$542,363.50	$30.27

(1)	For purposes of calculating the fee only. This amount assumes 93,350 shares of common stock of the subject company will be exchanged for 93,350 shares of Series A Non-Voting Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), because there is no market for the common stock, the transaction value is based on the book value of the subject company as of June 30, 2009, which was $5.81 per share. The filing fee was calculated based on a rate equal to $55.80 per million dollars.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) is being filed by the filing persons listed on the cover of this Schedule in connection with amendments to the articles of incorporation of Virginia Savings Bancorp, Inc. (the “Company”), which collectively provide for the reclassification (the “Reclassification”) of shares of the Company’s common stock held by shareholders of record of fewer than 1,000 shares into the Company’s Series A Non-Voting Preferred Stock. The Reclassification is designed to reduce the number of shareholders of record of the Company’s common stock to below 300 in order to allow the Company to terminate registration of its common stock under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”) and to suspend its obligation to file reports under Section 15(d) of the Exchange Act. A copy of the Articles of Amendment containing the proposed amendments is attached as Appendix A to the Proxy Statement filed by the Company concurrently with this Schedule (the “Proxy Statement”). The Proxy Statement is being filed under cover of Schedule 14A pursuant to Regulation 14A of the Exchange Act and is incorporated by reference herein. The Proxy Statement relates to the special meeting of shareholders at which the Company’s shareholders will consider and vote upon the proposed amendments to the Company’s articles of incorporation.

All information contained in this Schedule concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

Item 1.	Summary Term Sheet

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION AND THE SPECIAL MEETING.”

Item 2.	Subject Company Information

The required information is incorporated herein by reference to the Notice of Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled “DESCRIPTION OF CAPITAL STOCK – Common Stock” and “MARKET PRICE OF VIRGINIA SAVINGS BANCORP, INC. COMMON STOCK AND DIVIDEND INFORMATION.”

Item 3.	Identity and Background of Filing Persons

The business address and telephone number of each person listed on the cover of this Schedule is c/o Virginia Savings Bancorp, Inc., 600 Commerce Avenue, Front Royal, Virginia 22630, (540) 635-4137. Each filing person is a citizen of the United States and, except for Noel F. Pilon, is a director of the Company. W. Michael Funk is also the President and Chief Executive Officer of the Company and Mr. Pilon is a Senior Vice President and the Chief Financial Officer of the Company. Certain other required information regarding the filing persons is incorporated herein by reference to the section of Exhibit 1 entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

Set forth below is a brief account of the business experience of our directors and executive officers during the past five years.

Name	Served as Director Since (1)	Principal Occupation During the Last Five Years
W. Michael Funk	1994	President and Chief Executive Officer of the Company since April 2007; President of Virginia Savings Bank, F.S.B. (the “Bank”) since November 2007; Chief Executive Officer of the Bank since November 1989; Executive Vice President of the Bank from June 1991 to November 2007

Francis D. Hall	1977	Chairman of the Board of the Company; Retired; Former co-Owner of the Royal Palace Cleaners and Bullock Quality Cleaners, Front Royal, Virginia

Samuel J. Baggarly	1968	Accountant in private practice, Front Royal, Virginia

Kent E. Coons	1977	Self employed real estate appraiser, Front Royal, Virginia

Webb R. Davis	1987	President and Owner of Davis Paving Company, Front Royal, Virginia

Arnold M. Williams, Sr.	1968	Retired real estate appraiser, Front Royal, Virginia

J. William Gilliam	1971	Chairman of the Board of the Bank; Attorney in private practice in Virginia; President of the Bank from 1984 to November 2007 (not an employee)

David L. Wines	1968	Owner of Wines Bookkeeping Service, Front Royal Virginia

Noel F. Pilon	n/a	Senior Vice President and Chief Financial Officer of the Company since April 2007; Senior Vice President and Chief Financial Officer of the Bank since June 1991

(1)	Includes service as a director of the Bank.

To our knowledge, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.	Terms of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION AND THE SPECIAL MEETING,” “SPECIAL FACTORS – Overview of the Reclassification, – Background of the Reclassification, – Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, – Our Position as to the Fairness of the Reclassification, – Purpose and Structure of the Reclassification, – Effects of the Reclassification on Virginia Savings Bancorp, Inc., – Effects of the Reclassification on Shareholders of Virginia Savings Bancorp, Inc., – Material Federal Income Tax Consequences of the Reclassification, and – Accounting Treatment,” and “DESCRIPTION OF CAPITAL STOCK – Common Stock, – Preferred Stock, and – Series A Non-Voting Preferred Stock.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

Item 6.	Purposes of the Transaction and Plans or Proposals

The shares of common stock reclassified as Series A Non-Voting Preferred Stock in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reclassification described in response to Item 4 above and as set forth below, there are no plans, proposals or negotiations relating to or that would result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary;

(2)	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary;

(3)	any material change in the Company’s present dividend rate or policy or in its indebtedness or capitalization;

(4)	any change in the Company’s present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer’s employment contract;

(5)	any other material change in the Company’s corporate structure or business;

(6)	any class of the Company’s equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)	except as disclosed in response to Item 7 relating to the prospective termination of registration of the Company’s common stock under the Exchange Act, any class of the Company’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

(8)	except as described in response to Item 7, the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act.

With respect to subsections (1) and (2) of this Item 6, the board periodically analyzes the possibility of entering into a business combination, such as those described above, with larger or similarly situated financial institutions. From time to time, representatives of the Company have had informal exploratory discussions with potential acquirers on the possibility of separate business combinations. However, there are presently no plans, proposals or negotiations relating to a business combination which the Company believes are appropriate to disclose at this time. The board believes that discussions concerning potential business combinations are normal for a financial institution of the Company’s size and the board anticipates that such discussions will occur in the future. Given that the Reclassification is being undertaken for strategic purposes that are entirely separate and unrelated to the purposes that would be served by any potential business combination, and that the Reclassification would have no meaningful effect on our ability to conduct a business combination in the future, any continuing or future discussions that the Company may have concerning a proposed business combination will be unrelated to the proposed Reclassification.

Item 7.	Purposes, Alternatives, Reasons and Effects in a Going Private Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS – Overview of the Reclassification, – Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, – Our Position as to the Fairness of the Reclassification, – Purpose and Structure of the Reclassification, – Effects of the Reclassification on Virginia Savings Bancorp, Inc., – Effects of the Reclassification on Shareholders of Virginia Savings Bancorp, Inc., and – Material Federal Income Tax Consequences of the Reclassification.”

Item 8.	Fairness of the Going Private Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS – Overview of the Reclassification, – Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, and – Our Position as to the Fairness of the Reclassification.”

Item 9.	Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS, – Overview of the Reclassification, – Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, and – Our Position as to the Fairness of the Reclassification,” and “OTHER MATTERS – Reports, Opinions, Appraisals and Negotiations.” No written materials were furnished to the board of directors by any outside party (other than counsel) relating to the transaction.

Item 10.	Source and Amount of Funds or Other Consideration

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL MATTERS – Financing of the Reclassification, and – Fees and Expenses.”

Item 11.	Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

Item 12.	The Solicitation or Recommendation

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS – Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation.”

Item 13.	Financial Statements

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SELECTED HISTORICAL FINANCIAL INFORMATION” and “UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.”

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION AND THE SPECIAL MEETING.”

Item 15.	Additional Information

The information contained in the Proxy Statement, including any appendices or exhibits thereto, is incorporated herein by reference.

Item 16.	Exhibits

1.	Preliminary Proxy Statement, Notice of Annual Meeting of Shareholders and related cover letter filed with the Securities and Exchange Commission under cover of Schedule 14A on September 29, 2009 (incorporated by reference to the Proxy Statement filed with the Securities and Exchange Commission by the Company on September 29, 2009 under cover of Schedule 14A).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2009

VIRGINIA SAVINGS BANCORP, INC.

By:	/s/ W. Michael Funk
W. Michael Funk
President and Chief Executive Officer

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of W. Michael Funk and Noel F. Pilon as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Rule 13e-3 Transaction Statement on Schedule 13E-3, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or their substitutes, could lawfully do or cause to be done by virtue hereof.

OTHER FILING PERSONS:

/s/ Samuel J. Baggarly
Samuel J. Baggarly

/s/ Kent E. Coons
Kent E. Coons

/s/ Webb R. Davis
Webb R. Davis

/s/ W. Michael Funk
W. Michael Funk

/s/ J. William Gilliam
J. William Gilliam

/s/ Francis D. Hall
Francis D. Hall

/s/ Noel F. Pilon
Noel F. Pilon

/s/ Arnold M. Williams, Sr.
Arnold M. Williams, Sr.

/s/ David L. Wines
David L. Wines